Exhibit 97
CASELLA WASTE SYSTEMS, INC.
AMENDED AND RESTATED COMPENSATION CLAWBACK POLICY
This Amended and Restated Clawback Policy (this “Policy”), adopted by Casella Waste Systems, Inc. (the “Company”), relates to the Company’s right to recover compensation previously paid to specified employees in certain circumstances, including the recovery of Erroneously Awarded Compensation (as defined below) in accordance with Nasdaq Listing Rule 5608 (“Rule 5608”), which implements Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (as promulgated pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010).
1.Definitions
(a)“Accounting Restatement” means a requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement, including: (A) retrospective application of a change in accounting principle; (B) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (C) retrospective reclassification due to a discontinued operation; (D) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (E) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.
(b)“Committee” means the Compensation and Human Capital Committee of the Company’s Board of Directors (the “Board”).
(c)“Covered Person” means a person who served as an Executive Officer at any time during the performance period for the applicable Incentive-Based Compensation. This Policy (or designated portions hereof as the case may be) will also apply to such other employees (or classes of employees), as the Committee may designate from time to time as Covered Persons.
(d)“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation that was Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had the amount of Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid by the Covered Person or Participating Employee or by the Company on behalf of the Covered Person or Participating Employee. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of Erroneously Awarded Compensation will be based on a reasonable estimate by the Committee of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
(e)“Executive Officer” means the Company’s officers as defined in Rule 16a-1(f) under the Exchange Act.
(f)“Financial Reporting Measures” means (A) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (whether or not such measures are presented within the Company’s financial statements or included in a filing made with the U.S. Securities and Exchange Commission), (B) stock price and (C) total shareholder return.
(g)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(h)“Participating Employee” means a person who is not a Covered Person and was an employee of the Company at any time during the performance period for the applicable Incentive-Based Compensation.
(i)Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period or is subject to additional time-based vesting requirements.
(j)“Recovery Period” means the three completed fiscal years immediately preceding the earlier of: (A) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition, if there is a change in the Company’s fiscal year end, the Recovery Period will also include any transition period to the extent required by Rule 5608.
2.Clawback Provisions
(a)Recovery of Erroneously Awarded Compensation Upon an Accounting Restatement. Subject to the terms of this Policy and the requirements of Rule 5608, if the Company is required to prepare an Accounting Restatement, the Company will attempt to recover, reasonably promptly from each Covered Person, any Erroneously Awarded Compensation that was Received by such Covered Person during the Recovery Period pursuant to Incentive-Based Compensation that is subject to this Policy.
(b)Potential Recovery of Additional Amounts Upon an Accounting Restatement.

(i) In addition to (and without limiting) the provisions of Section 2(a) of this Policy, in the event the Company is required to prepare an Accounting Restatement, the Company will use reasonable efforts to recover from each Participating Employee who is described by the following sentence, any Erroneously Awarded Compensation that was Received by such Participating Employee during the Recovery Period pursuant to Incentive-Based Compensation that is subject to this Policy. This Section 2(b)(i) will apply to a Participating Employee who the Committee, in its sole discretion, determines committed any act or omission that contributed to the circumstances requiring an Accounting Restatement and which involved any of the following: (i) negligence, misconduct, wrongdoing or a violation of any of the Company's rules or of any applicable legal or regulatory requirements in the course of the Participating Employee's employment by, or otherwise in connection with, the Company; or (ii) a breach of a fiduciary duty to the Company or its shareholders by the Participating Employee.
(ii)In addition to (and without limiting) the provisions of Section 2(a) and Section 2(b)(i) of this Policy, in the event that the Committee, in its sole discretion, determines that a Covered Person's or a Participating Employee's act or omission that contributed to the circumstances requiring the Accounting Restatement involved any of the following: (i) willful, knowing or intentional misconduct or a willful, knowing or intentional violation of any of the Company's rules or any applicable legal or regulatory requirements in the course of the Covered Person's or the Participating Employee's employment by, or otherwise in connection with, the Company or (ii) fraud in the course of the Covered Person's or the Participating Employee's employment by, or otherwise in connection with, the Company, then in each such case, the Company will use reasonable efforts to recover from such Covered Person or Participating Employee, up to 100% (as determined by the Committee in its sole discretion as appropriate based on the conduct involved) of such Incentive-Based Compensation (and not just the Erroneously Recovered Compensation) Received by such Covered Person or Participating Employee during the Recovery Period.
3.Interpretation and Administration
(a)Role of the Committee. Section 2(a) of this Policy will be interpreted by the Committee in a manner that is consistent with Rule 5608 and any other applicable law, and this Policy will otherwise be interpreted in the business judgment of the Committee. All decisions and interpretations of the Committee will be final and binding; provided that, with respect to Section 2(a), such decisions must be consistent with Rule 5608.
(b)Compensation Not Subject to this Policy. This Policy does not apply to Incentive-Based Compensation that was Received before September 1, 2015. With respect to any Covered Person, this Policy does not apply to Incentive-Based Compensation that was Received by such Covered Person before beginning service as an Executive Officer or, if earlier, first being designated by the Committee as a Covered Person. With respect to any Participating Employee, this Policy does not apply to Incentive-Based Compensation that was Received by such Participating Employee before becoming a Participating Employee.
(c)Determination of Means of Recovery. Subject to the requirement that recovery under Section 2(a) be made reasonably promptly, the Committee will determine the appropriate means of any recovery under this Policy, which may vary between Covered Persons or

Participating Employees or based on the nature of the applicable Incentive-Based Compensation, and which may involve, without limitation, establishing a deferred repayment plan or setting off against current or future compensation otherwise payable to the Covered Person or Participating Employee. Recovery of Erroneously Awarded Compensation under Section 2(a) of this Policy will be made without regard to income taxes paid by the Covered Person or by the Company on the Covered Person’s behalf in connection with such Erroneously Awarded Compensation. To the extent that, pursuant to Section 2(b)(i) or 2(b)(ii) of this Policy, the Company is entitled to recover any Incentive-Based Compensation that is granted to a Covered Person or a Participating Employee, such amounts shall be recovered net of any withholdings or taxes paid by or on behalf of the Covered Person or Participating Employee.
(d)Determination That Recovery is Impracticable. The Company is not required to recover Erroneously Awarded Compensation if a determination is made by the Committee that either (A) after the Company has made and documented a reasonable attempt to recover such Erroneously Awarded Compensation, the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered or (B) recovery of such Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.
(e)No Indemnification or Company-Paid Insurance. The Company will not indemnify any Covered Person or Participating Employee against the loss of Erroneously Awarded Compensation or any other amounts that may be recovered by the Company in accordance with this Policy and will not pay or reimburse any Covered Person or Participating Employee for the purchase of a third-party insurance policy to fund potential recovery obligations.
(f)Interaction with Other Clawback Provisions. The Company will be deemed to have recovered Erroneously Awarded Compensation to the extent the Company actually receives such amounts pursuant to any other Company policy, program or agreement, pursuant to Section 304 of the Sarbanes-Oxley Act or otherwise.
(g)No Limitation on Other Remedies. Nothing in this Policy will be deemed to limit the Company’s right to terminate employment of any Covered Person or Participating Employee, to seek recovery of other compensation paid to a Covered Person or Participating Employee, or to pursue other rights or remedies available to the Company under applicable law.
Adopted by the board on October 31, 2023.

4